UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

29 August 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT confirms position on net proceeds at completion from sale of logistics activities,

28 August 2006

28 August 2006

TNT confirms position on net proceeds at completion from sale of logistics activities

In reaction to press coverage, TNT confirms the expected net proceeds of the announced sale of its logistics activities to lie between € 1.2 billion and € 1.3 billion at completion. A further description on the basis of what has been stated and explained on announcement is summarised below: The transaction value of the sale is € 1,480 million, on a cash and debt free basis, of which € 15 million will be received in the form of a 5% equity stake in the new company. The estimated net proceeds to be received by TNT at completion are in the range of € 1.2 billion - € 1.3 billion.

The difference between the expected net proceeds and the total transaction value reflects deductions by the buyer for finance leases, pension and other employee liabilities, and various costs for separation and re-branding, leading to payment at completion of around € 1! .3 billion. TNT currently expects to incur various other deal related expenses (including tax) of up to € 100 million, bringing the estimated net proceeds in the range € 1.2 billion to € 1.3 billion.

The external group facility of around € 220 million, disclosed in TNT's 2005 annual report as a current loan, allocated to TNT Logistics Canada, will expire and will be redeemed by TNT before completion. The estimated € 1.2 billion to € 1.3 billion net proceeds are therefore freely available to TNT for allocation after completion, including the announced share repurchase of up to € 1 billion.

The estimated book result on the transaction at completion is expected to be close to neutral, before the various other deal related costs. Note that all figures can only be calculated definitively after completion, based on completion accounts including provisions, as is customary in transactions of this size.

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people. In the first half of 2006, TNT reported € 5.3 billion in revenues and 671 million EBIT from continuing operations. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

Warning about forward-looking statements

Some statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. We intend that these statements be covered by the safe harbors created under these laws. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. These forward-looking statements involve known and unknown risks, uncertainties and other factors that are outside of our control and impossible to predict and may cause actual results to differ materially from any future results expressed or implied. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate and management's beliefs and assumptions about future events. Forward-looking statements include, without limitation, statements concerning our financial position and business!

strategy, our future results of operations, the impact of regulatory initiatives on our operations, our share of new and existing markets, general industry and macro-economic growth rates and our performance relative to these growth rates. In addition to the assumptions specifically mentioned in this press release, important factors that could cause actual results to differ materially from those expressed or implied include, but are not limited to, the results and the timing of the conclusion of our tax investigations and our discussions or disagreements with other tax authorities and the other factors discussed in our annual report on Form 20-F and our other reports filed with the US Securities and Exchange Commission. Given these uncertainties, no assurance can be given as to our future results and achievements. You are cautioned not to put undue reliance on these forward-looking statements, which only speak as of the date of this press release and are neither predictions nor guarantee! s of future events or circumstances. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 29 August 2006